                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 8)*
                                       of
                           Tweedy, Browne Company L.P.


                                  SCHEDULE 13D
                               (Amendment No. 8)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 8)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                             GRANT GEOPHYSICAL, INC.
                                (Name of Issuer)


       Convertible Exchangeble Preferred Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    388218208
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                               September 26, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 388218208                                          Page 3 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   TBC has sole voting power with respect to 51,050 shares held in certain TBC accounts (as hereinafter defined).
                   Additionally, certain of the general partners of TBC may be
 NUMBER OF         be deemed to have sole power to vote certain shares as more
  SHARES           fully set forth herein.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                   0 shares, except that certain of the general partners of TBC may be deemed to have sole power to dispose of certain shares as more fully set forth herein.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   51,050 shares held in accounts of TBC (as hereinafter
                   defined)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        51,050 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.37%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        BD & IA
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 388218208                                         Page 4  of  11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   0 shares, except that the general partners in TBK,
 NUMBER OF         solely by reason of their positions as such, may be deemed
  SHARES           to have shared power to vote these shares.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                   0 shares, except that the general partners in
                   TBK, solely by reason of their positions as such,
                   may be deemed to have shared power to vote these shares.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 388218208                                           Page 5 of 11 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        WC and BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(E)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

                   0 shares, except that the general partners in Vanderbilt,
                   solely by reason of their positions as such, may be
                   deemed to have shared power to vote these shares.
 NUMBER OF
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              0 shares
  PERSON       -----------------------------------------------------------------
   WITH        9  SOLE DISPOSITIVE POWER

                        0 shares, except that the general partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        0 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

      This Amendment No. 8 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of shares of Convertible Exchangeable Preferred Stock ("Preferred Stock"), in open market transactions. This Amendment No. 8 is being filed by Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") who may be deemed to be members of a group. However, the filing of this Amendment No. 8 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Preferred Stock of Grant Geophysical, Inc. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated as of March 29, 1993 (the "Statement"). Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment No. 8 also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to Grant Geophysical, Inc.


ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D relates to the Preferred Stock, $.01 par value of Grant Geophysical, Inc. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 10615 Shadow Wood Drive, Houston, Texas 77043.

ITEM 2. IDENTITY AND BACKGROUND

      (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this
Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

      This Schedule 13D contains information regarding shares of Preferred Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

      This Schedule 13D also contains information regarding shares of Preferred Stock that are held in a TBC account for the Tweedy, Browne Company L.P. Profit Sharing Plan (the "TBC Plan"), of which Christopher H. Browne and John D. Spears are the sole trustees (see Item 5 hereof). Messrs. Browne and Spears are two of the general partners in TBC, TBK and Vanderbilt.

      The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBK may be deemed to control TBK and the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

      (b) The business address of each of TBC, TBK, Vanderbilt, the General Partners and Thomas P. Knapp is 52 Vanderbilt Avenue, New York, New York 10017.

      (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

      TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

      Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

      The present principal occupation of each of the General Partners is serving as such for TBC, TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

      (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

      (f) Each of TBC, TBK and Vanderbilt is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 51,050 shares of Preferred Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $948,658.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Preferred Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

      As a result of the disposition of 10,000 shares of Preferred Stock in open market transactions TBK, does not beneficially own directly any shares of Preferred Stock (the "TBK Shares"). (TBK and certain of the general partners in TBK, who are also general partners of TBC and Vanderbilt may also be deemed to be the indirect beneficial owners of certain other shares of Preferred Stock, as set forth in Item 5 hereof.)

      It is expected that funds used by TBK to purchase additional shares of Preferred Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

      TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Preferred Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

      As a result of the disposition of 3,700 shares of Preferred Stock in open market transactions , Vanderbilt does not beneficially own directly any shares of Preferred Stock (the "Vanderbilt Shares"). (Vanderbilt and certain of the general partners in Vanderbilt, who are also general partners in TBC and TBK may also be deemed to be the indirect beneficial owners of certain other shares of Preferred Stock, as set forth in Item 5 hereof.)

      It is expected that funds used by Vanderbilt to purchase additional shares of Preferred Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

      Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Preferred Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

      Each of TBC, TBK and Vanderbilt has acquired the shares of Preferred Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Preferred Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 51,050 shares of Preferred Stock, which constitutes approximately 2.37 % of the 2,157,000 shares of Preferred Stock which TBC believes to be the total number of shares of Preferred Stock outstanding. The TBC Shares are held in the TBC Accounts.

      As a result of the disposition of 10,000 shares of Preferred Stock in open market transactions, as of the date hereof, TBK does not beneficially own directly any shares of Preferred Stock.

      As a result of the disposition of 3,700 shares of Preferred Stock in open market transactions, as of the date hereof, Vanderbilt does not beneficially own directly any shares of Preferred Stock.

      Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Preferred Stock held in the TBC Accounts. The aggregate number of shares of Preferred Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 51,050 shares, which constitutes approximately 2.37% of the 2,157,000 shares of Preferred Stock, which the filing persons believe to be the total number of shares of Preferred Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

      Additionally, 4,000 shares of Preferred Stock are held in a TBC account for the TBC Plan. The TBC plan is an employee benefit plan of which Christopher
H. Browne and John D. Spears are the sole trustees. Messrs. Browne and Spears are two of the general partners in TBC, TBK and Vanderbilt.

      The aggregate number of shares and percentage of Preferred Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 51,050 shares, which constitutes approximately 2.37% of the 2,157,000 shares of Preferred Stock outstanding. As of the date hereof, Thomas
P. Knapp does not beneficially own any shares of Preferred Stock. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Preferred Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

      Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Preferred Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Preferred Stock.

      (b) TBC has investment discretion with respect to 51,050 shares of Preferred Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Preferred Stock, TBC has sole power to vote or to direct the voting of 51,050 shares of Preferred Stock held in certain TBC Accounts.

      Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Preferred Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 51,050 shares of Preferred Stock held in certain TBC Accounts.

      TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

      Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

      Christopher H. Browne and John D. Spears, as sole trustees of the TBC Plan, may be deemed to have sole power to direct the voting and sole power to dispose of the 4,000 shares of Preferred Stock held by the TBC Plan. TBC does not have investment discretion with respect to, or the power to vote, the 4,000 shares of Preferred Stock held by the TBC Plan..

      (c) During the sixty day period ended as of the date hereof, TBC , TBK and Vanderbilt has sold shares of the Preferred Stock in open market transactions, as follows:

REPORTING                                NO. OF           PRICE
PERSON                    DATE         SHARES SOLD      PER SHARE

TBC Accounts            09/23/96         140,000         $ 18.375
                        09/25/96          20,000         $18 7/16
                        09/26/96           1,000         $ 18 3/4

TBK:                    09/23/96          10,000         $ 18.375

Vanderbilt:             09/23/96           3,700         $ 18.375

      (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Preferred Stock held in said person's TBC Account.

      To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

      To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

      (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of 5% of Preferred Stock on September 26, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 99.1 - - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE


      Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                          TWEEDY, BROWNE COMPANY L.P.



                                          By__________________________
                                             Christopher H. Browne
                                             General Partner



                                          TBK PARTNERS, L.P.



                                          By__________________________
                                             Christopher H. Browne
                                             General Partner




                                          VANDERBILT PARTNERS, L.P.



                                          By__________________________
                                             Christopher H. Browne
                                             General Partner











Dated: October 2, 1996